Pioneer Variable Contracts Trust
                                 60 State Street
                           Boston, Massachusetts 02109

January 28, 2005

VIA EDGAR

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention:  Robert Lamont, Esq.

Re: Delaying amendment for Pioneer Variable Contracts Trust's (the "Registrant")
    Post-Effective Amendment No. 33 to Registration Statement on Form N-1A
    (the "Registration Statement"); File Nos. 33-84546 and 811-8786
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Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect the Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") on November 17, 2004 for the purpose of adding six new portfolios of the Registrant.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         If you have any questions or comments, please do not hesitate to contact David C. Phelan, Esq. at (617) 526-6372 (collect) or Katherine S. McKinley, Esq. at (617) 526-6250 (collect), counsel to the Registrant.

         Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 28th day of January, 2005.

                                                Pioneer Variable Contracts Trust

                                                       /s/ Christopher J. Kelley
                                                       By: Christopher J. Kelley
                                                      Title: Assistant Secretary

cc:      David C. Phelan, Esq.